UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/08/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Analyst HUB Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Park Avenue South, 10th Flr
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kronenberg (646) 543-4099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South #4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 29 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Analyst HUB Securities LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHRISTOPHER BONA
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20184028936
MY COMMISSION EXPIRES JUL 18, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC COPY

ANALYST HUB SECURITIES, LLC

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE PERIOD ENDED
MARCH 31, 2020

Table of Contents

berl ower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Analyst Hub Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Analyst Hub Securities LLC (the "Company") as of March 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 15, 2020

Analyst Hub Securities LLC
Statement of Financial Condition
March 31, 2020

Assets		
Cash and Cash Equivalents	$	148,612
Prepaid Assets		1,344
Total Assets	$	149,956
Liabilities and Member's Equity		
Due to Related Party	$	14,003
Total Liabilities		14,003
Member's Equity		135,953
Total Liabilities and Member's Equity	$	149,956

See Accompanying Notes to Financial Statements

ANAYST HUB SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2020

Note 1 - Organization and Nature of Business

Analyst Hub Securities LLC ("Company") was organized on June 4, 2018 in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on May 8, 2019. The Company is authorized to engage in merger and acquisition advisory services, referral fees from other broker/dealers and publication and distribution of research.

The Company is owned by Analyst Hub Holdings, LLC ("AHH"), a Delaware Corporation. AHH made a capital contribution of $100,000 to the Company in 2018. For the period from May 8, 2019 to March 31, 2020, The Company's operations are maintained via commission revenue earned and AHH stands ready to fund operations with additional capital if needed.

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances in a large financial institution located in the United States. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting. Actual results could differ from those estimates

Income Taxes
The Company is recognized as a single member limited liability company by the Internal Revenue Service. As such, it is treated as a disregarded entity and isn't subject to income taxes. The Company files consolidated federal, state and local tax returns with its AHH, which is a limited liability company ("LLC"). The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. The Company is subject to examinations by U.S. Federal and State tax authorities from 2019 to the present, and generally for three years after they are filed.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities Portum has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in consideration of the circumstances and may include the companies own data).
>
> There were no levels to measure at March 31, 2020.

Note 4 – Related Party

Under the terms of an expense sharing agreement with AHH, the Company shares office space and certain expenses with AHH that are billed monthly and payable monthly in arrears. The Company owes $14,003 to AHH as of March 31, 2020.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company's adoption of this standard on May 8, 2019 did not materially affect its financial statements.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed (in the Company's case) 12 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020. The Company had net capital of $134,609, which was $129,609 in excess of its required net capital of $5,000.

Note 6 – Subsequent Events

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company may be directly impacted from the market in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

Subsequent events were evaluated through the date these financial statements were issued.